SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

SWIFT TRANSPORTATION CO., INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

0870756103
__________________________________________________________________________________
(CUSIP Number)

Jerry Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone: (602) 273-3770
Facsimile: (602) 275-3868
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 28, 2005
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.: 870756103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 46,852 (1)
	8.	Shared Voting Power 20,258,064 (2)
	9.	Sole Dispositive Power 46,852 (1)
	10.	Shared Dispositive Power 20,258,064 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,304,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 46,852 shares of common stock, $.001 par value per share ("Common Stock"), of Swift Transportation Co., Inc. (the "Company") owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held in Jerry Moyes' individual retirement account.

(2)
Comprised of (i) 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (ii) 492,500 shares of Common Stock held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, and (iii) 33,750 shares of Common Stock held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest.

(3)	Based on 73,194,918 shares of Common Stock outstanding as of November 7, 2005, as reported on the Company's Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 73,194,918 shares of Common Stock outstanding as of November 7, 2005, as reported on the Company's Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005.

CUSIP NO.: 870756103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF; AF; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,731,814 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,731,814 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,731,814 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 27.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Comprised of 19,731,814 shares of Common Stock held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees.

(2)	Based on 73,194,918 shares of Common Stock outstanding as of November 7, 2005, as reported on the Company's Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005.

The reporting Persons (as defined below) previously filed Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.    Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Swift Transportation Co., Inc, a Nevada corporation (the "Company").

The principal executive offices of the Company are located at 2200 South 75th Avenue, Phoenix, AZ 85043.

Item 2.      Identity and Background.

(a)    This Statement is being filed jointly on behalf of Jerry Moyes, Vickie Moyes and the Jerry and Vickie Moyes Family Trust dated 12/11/87 (the "Moyes Trust") (Jerry Moyes, together with Vickie Moyes and the Moyes Trust, the "Reporting Persons"). Jerry and Vickie Moyes are the co-trustees of the Moyes Trust and share control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by the Moyes Trust.

(b) - (c)

Jerry Moyes

Jerry Moyes' business address is c/o Swift Aviation Group, Inc., 2710 E. Old Tower Road, Phoenix, AZ 85034. His principal occupation is Chairman of the Board of Swift Aviation Group, Inc. The principal business address of Swift Aviation Group, Inc. is 2710 E. Old Tower Road, Phoenix, AZ 85034. Jerry Moyes is a co-trustee of the Moyes Trust.

Vickie Moyes

Vickie Moyes' business address is c/o Swift Aviation Group, Inc., 2710 E. Old Tower Road, Phoenix, AZ 85034. Her principal occupation is homemaker. Vickie Moyes is a co-trustee of the Moyes Trust.

The Moyes Trust

The Moyes Trust is a self-settled revocable grantor trust established for the benefit of Jerry Moyes and Vickie Moyes. Its business address is c/o Swift Aviation Group, Inc., 2710 E. Old Tower Road, Phoenix, AZ 85034. The Moyes Trust is organized under the laws of the State of Arizona. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended, certain information with respect to the co-trustees of the Moyes Trust are included above.

(d)     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

In 2004, the Securities and Exchange Commission (the "SEC") commenced a formal investigation into purchases of 187,000 shares of Common Stock by Jerry Moyes between May 21, 2004 and May 24, 2004. In September 2005, Jerry Moyes agreed, without admitting or denying the SEC's claims, to settle matters raised by the SEC in its formal investigation. In connection with this settlement, on October 12, 2005, a consent judgment was entered in an action captioned Securities and Exchange Commission v. Jerry C. Moyes, Case No. 2:05-cv-02879-MHM, in the United States District Court for the District of Arizona. The consent judgment (i) permanently enjoined Jerry Moyes, his agents, and any person active in concert with Jerry Moyes from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, (ii) ordered Jerry Moyes to disgorge $622,130.80, representing unrealized profits on the securities transactions complained of, together with prejudgment interest thereon in the amount of $14,974.16, for a total of $637,104.96, and (iii) ordered Jerry Moyes to pay a civil penalty in the amount of $622,130.80.

(f)     Jerry Moyes and Vickie Moyes are citizens of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Between November 23 and November 28, 2005, Jerry Moyes exercised options to purchase 855,894 shares of Common Stock (the "Option Shares") and used the proceeds from market sales of 816,042 of the Option Shares to pay the exercise price in a "cashless exercise" of such options. The net effect of the cashless exercise was to increase the number of shares of Common Stock owned by Jerry Moyes by 39,852 shares.

The total consideration (including customary brokerage fees) used for the purchases of the Option Shares is shown below:

Date	Number of Shares	Total Consideration
11/23/2005	200,000	$3,357,500.00
11/25/2005	200,000	3,357,500.00
11/28/2005	455,894	7,653,320.53

The purchase of the Option Shares, when combined with other purchases of shares of Common Stock by the Reporting Persons during the twelve month period ending on and including November 28, 2005, gave rise to an obligation to file this Schedule 13D. The Reporting Persons have previously filed Schedule 13Gs pursuant to Rule 13d-1(d).

Item 4.    Purpose of Transaction.

The acquisition of the Option Shares was undertaken by Jerry Moyes for investment purposes.

The Reporting Persons intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Jerry Moyes will continue to influence the affairs of the Company in his capacity as a member of the Company's Board of Directors. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company, including a change in the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 9, 2005, there were 73,194,918 shares of Common Stock outstanding as of November 7, 2005. Jerry Moyes may be deemed to beneficially own 20,304,916 shares of Common Stock, representing 27.7% of the issued and outstanding shares of Common Stock. The shares of Common Stock deemed to be beneficially owned by Jerry Moyes consist of (i) 39,852 shares owned by Jerry Moyes individually, (ii) 19,731,814 shares held by the Jerry and Vickie Moyes Family Trust dated 12/11/87, of which Jerry Moyes and Vickie Moyes are co-trustees, (iii) 492,500 shares held by SME Industries, Inc., of which Jerry Moyes is the majority stockholder, (iv) 33,750 shares held by VJM Investments, LLC, a limited liability company in which Jerry Moyes has a controlling interest, and (v) 7,000 shares held in Jerry Moyes' individual retirement account.

Vickie Moyes and the Moyes Trust may be deemed to beneficially own 19,731,814 shares of Common Stock, representing 27.0% of the issued and outstanding shares of Common Stock. The shares of Common Stock deemed to be beneficially owned by Vickie Moyes and the Moyes Trust consist of 19,731,814 shares held by the Moyes Trust, of which Jerry Moyes and Vickie Moyes are co-trustees.

(b)     The Reporting Persons have the shared power to vote or to direct to vote and dispose or direct the disposition of 19,731,814 shares of Common Stock held by the Moyes Trust that may be deemed to be beneficially owned by them. As a result of his majority ownership interest in and control of SME Industries, Inc., Jerry Moyes may be deemed to have the shared power to vote or to direct to vote and dispose or direct the disposition of 492,500 shares of Common Stock held by SME Industries, Inc. As a result of his majority ownership interest in and control of VJM Investments, LLC, Jerry Moyes may be deemed to have the shared power to vote or to direct to vote and dispose or direct the disposition of 33,750 shares of Common Stock held by VJM Investments, LLC. Jerry Moyes has the sole power to vote or to direct to vote and dispose or direct the disposition of (i) 39,852 shares owned by Jerry Moyes individually, and (ii) 7,000 shares of Common Stock held by Jerry Moyes in his individual retirement account. Except as set forth in the preceding sentence Reporting Persons do not have the sole power to vote or to direct to vote or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by them.

The information set forth herein with respect to the beneficial ownership of the Reporting Persons does not include approximately 9,018,353 shares of Common Stock held by (i) the Moyes Children's Limited

Partnership, (ii) seven irrevocable trusts for the benefit of six children of Jerry and Vickie Moyes and by an irrevocable trust for the benefit of Jerry and Vickie Moyes and six of their children (the "Irrevocable Trusts"), and (iii) certain trusts for the benefit of certain grandchildren of Jerry and Vickie Moyes. The Moyes Limited Partnership holds approximately 8,995,832 shares of Common Stock. Ronald Moyes, the brother of Jerry Moyes, is the sole general partner of the Moyes Children's Limited Partnership and, as such, possesses exclusive voting and investment power with respect to the shares of Common Stock held by the partnership. Ronald Moyes is also the sole trustee of each of the Irrevocable Trusts above and, as such, possesses exclusive voting and investment power with respect to the shares of Common Stock held by those trusts. The information set forth herein with respect to the beneficial ownership of the Reporting Persons also does not include approximately 360,000 shares of Common Stock held by an irrevocable trust for the children of Jerry and Vickie Moyes, the sole trustee of which is Gerald F. Ehrlich (the "Ehrlich Trust"). As the sole trustee of the Ehrlich Trust, Gerald F. Ehrlich possesses exclusive voting and investment power with respect to the shares of Common Stock held thereby. Each of the Reporting Persons expressly disclaims that such Reporting Person is, within the meaning of Section 13(d)(3) of the Exchange Act, a member of a group that includes the Moyes Children's Limited Partnership, any of the Irrevocable Trusts, or the Ehrlich Trust. Pursuant to Rule 13d-4, each of the Reporting Persons also expressly disclaims that it is the beneficial owner of any shares of Common Stock held by the Moyes Children's Limited Partnership, any of the Irrevocable Trusts, or the Ehrlich Trust.

(c)     During the past sixty days, the following transactions were effected:

Reporting Person	Date	Number of Shares	Transaction	Price Per Share (Exclusive of Commissions in the Case of Sales)
Jerry Moyes	11/23/2005	200,000	Option Exercise	$ 16.7875
Jerry Moyes	11/23/2005	65,266	Sale (NASDAQ)	20.20
Jerry Moyes	11/23/2005	8,500	Sale (NASDAQ)	20.21
Jerry Moyes	11/23/2005	300	Sale (NASDAQ)	20.22
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.23
Jerry Moyes	11/23/2005	400	Sale (NASDAQ)	20.24
Jerry Moyes	11/23/2005	2,400	Sale (NASDAQ)	20.25
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.26
Jerry Moyes	11/23/2005	300	Sale (NASDAQ)	20.27
Jerry Moyes	11/23/2005	1,300	Sale (NASDAQ)	20.28
Jerry Moyes	11/23/2005	1,500	Sale (NASDAQ)	20.29
Jerry Moyes	11/23/2005	700	Sale (NASDAQ)	20.30
Jerry Moyes	11/23/2005	300	Sale (NASDAQ)	20.31
Jerry Moyes	11/23/2005	900	Sale (NASDAQ)	20.32
Jerry Moyes	11/23/2005	800	Sale (NASDAQ)	20.33
Jerry Moyes	11/23/2005	400	Sale (NASDAQ)	20.34

Reporting Person	Date	Number of Shares	Transaction	Price Per Share (Exclusive of Commissions in the Case of Sales)
Jerry Moyes	11/23/2005	200	Sale (NASDAQ)	$ 20.35
Jerry Moyes	11/23/2005	800	Sale (NASDAQ)	20.37
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.39
Jerry Moyes	11/23/2005	800	Sale (NASDAQ)	20.41
Jerry Moyes	11/23/2005	500	Sale (NASDAQ)	20.42
Jerry Moyes	11/23/2005	600	Sale (NASDAQ)	20.43
Jerry Moyes	11/23/2005	3,522	Sale (NASDAQ)	20.44
Jerry Moyes	11/23/2005	200	Sale (NASDAQ)	20.58
Jerry Moyes	11/23/2005	29,553	Sale (NASDAQ)	20.59
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.62
Jerry Moyes	11/23/2005	2,778	Sale (NASDAQ)	20.63
Jerry Moyes	11/23/2005	4,000	Sale (NASDAQ)	20.64
Jerry Moyes	11/23/2005	189	Sale (NASDAQ)	20.65
Jerry Moyes	11/23/2005	2,900	Sale (NASDAQ)	20.67
Jerry Moyes	11/23/2005	600	Sale (NASDAQ)	20.68
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.69
Jerry Moyes	11/23/2005	10,200	Sale (NASDAQ)	20.70
Jerry Moyes	11/23/2005	1,200	Sale (NASDAQ)	20.71
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.72
Jerry Moyes	11/23/2005	100	Sale (NASDAQ)	20.74
Jerry Moyes	11/23/2005	10,800	Sale (NASDAQ)	20.75
Jerry Moyes	11/23/2005	1,400	Sale (NASDAQ)	20.76
Jerry Moyes	11/23/2005	600	Sale (NASDAQ)	20.77
Jerry Moyes	11/23/2005	500	Sale (NASDAQ)	20.78
Jerry Moyes	11/23/2005	3,800	Sale (NASDAQ)	20.79
Jerry Moyes	11/23/2005	5,700	Sale (NASDAQ)	20.80
Jerry Moyes	11/23/2005	1,400	Sale (NASDAQ)	20.81
Jerry Moyes	11/23/2005	1,300	Sale (NASDAQ)	20.82
Jerry Moyes	11/23/2005	2,000	Sale (NASDAQ)	20.83
Jerry Moyes	11/23/2005	4,028	Sale (NASDAQ)	20.84

Reporting Person	Date	Number of Shares	Transaction	Price Per Share (Exclusive of Commissions in the Case of Sales)
Jerry Moyes	11/23/2005	2,200	Sale (NASDAQ)	$ 20.85
Jerry Moyes	11/23/2005	1,100	Sale (NASDAQ)	20.86
Jerry Moyes	11/23/2005	400	Sale (NASDAQ)	20.87
Jerry Moyes	11/23/2005	2,400	Sale (NASDAQ)	20.88
Jerry Moyes	11/25/2005	200,000	Option Exercise	16.7875
Jerry Moyes	11/25/2005	82,187	Sale (NASDAQ)	20.00
Jerry Moyes	11/25/2005	100	Sale (NASDAQ)	20.01
Jerry Moyes	11/25/2005	1,500	Sale (NASDAQ)	20.02
Jerry Moyes	11/25/2005	1,400	Sale (NASDAQ)	20.03
Jerry Moyes	11/25/2005	48,225	Sale (NASDAQ)	20.04
Jerry Moyes	11/25/2005	15,800	Sale (NASDAQ)	20.05
Jerry Moyes	11/25/2005	2,500	Sale (NASDAQ)	20.06
Jerry Moyes	11/25/2005	300	Sale (NASDAQ)	20.07
Jerry Moyes	11/25/2005	300	Sale (NASDAQ)	20.08
Jerry Moyes	11/25/2005	2,000	Sale (NASDAQ)	20.09
Jerry Moyes	11/25/2005	2,300	Sale (NASDAQ)	20.10
Jerry Moyes	11/25/2005	1,800	Sale (NASDAQ)	20.11
Jerry Moyes	11/25/2005	3,500	Sale (NASDAQ)	20.12
Jerry Moyes	11/25/2005	1,700	Sale (NASDAQ)	20.13
Jerry Moyes	11/25/2005	700	Sale (NASDAQ)	20.14
Jerry Moyes	11/25/2005	11,200	Sale (NASDAQ)	20.15
Jerry Moyes	11/25/2005	100	Sale (NASDAQ)	20.18
Jerry Moyes	11/25/2005	2,600	Sale (NASDAQ)	20.20
Jerry Moyes	11/25/2005	700	Sale (NASDAQ)	20.21
Jerry Moyes	11/25/2005	100	Sale (NASDAQ)	20.27
Jerry Moyes	11/25/2005	500	Sale (NASDAQ)	20.28
Jerry Moyes	11/25/2005	1,200	Sale (NASDAQ)	20.29
Jerry Moyes	11/28/2005	455,894	Option Exercise	16.7875
Jerry Moyes	11/28/2005	231,540	Sale (NASDAQ)	19.5259
Jerry Moyes	11/28/2005	18,154	Sale (NASDAQ)	19.8429

Reporting Person	Date	Number of Shares	Transaction	Price Per Share (Exclusive of Commissions in the Case of Sales)
Jerry Moyes	11/28/2005	101,417	Sale (NASDAQ)	$ 20.00
Jerry Moyes	11/28/2005	6,200	Sale (NASDAQ)	20.0019
Jerry Moyes	11/28/2005	300	Sale (NASDAQ)	20.05
Jerry Moyes	11/28/2005	400	Sale (NASDAQ)	20.06
Jerry Moyes	11/28/2005	12,600	Sale (NASDAQ)	20.08
Jerry Moyes	11/28/2005	4,100	Sale (NASDAQ)	20.09
Jerry Moyes	11/28/2005	200	Sale (NASDAQ)	20.10
Jerry Moyes	11/28/2005	1,600	Sale (NASDAQ)	20.11
Jerry Moyes	11/28/2005	700	Sale (NASDAQ)	20.13
Jerry Moyes	11/28/2005	200	Sale (NASDAQ)	20.14
Jerry Moyes	11/28/2005	10,200	Sale (NASDAQ)	20.15
Jerry Moyes	11/28/2005	800	Sale (NASDAQ)	20.16
Jerry Moyes	11/28/2005	10,989	Sale (NASDAQ)	20.18
Jerry Moyes	11/28/2005	1,100	Sale (NASDAQ)	20.19
Jerry Moyes	11/28/2005	297	Sale (NASDAQ)	20.20
Jerry Moyes	11/28/2005	13,000	Sale (NASDAQ)	20.21
Jerry Moyes	11/28/2005	5,300	Sale (NASDAQ)	20.22
Jerry Moyes	11/28/2005	800	Sale (NASDAQ)	20.24
Jerry Moyes	11/28/2005	24,796	Sale (NASDAQ)	20.25
Jerry Moyes	11/28/2005	500	Sale (NASDAQ)	20.26
Jerry Moyes	11/28/2005	200	Sale (NASDAQ)	20.27
Jerry Moyes	11/28/2005	10,501	Sale (NASDAQ)	20.28

Other than as set forth above, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d)      Except as described in Item 3 of this Statement, and except for (i) SME Industries, Inc. with respect to the 492,500 shares of Common Stock held by it, and (ii) VJM Investments, LLC with respect to the

33,750 shares of Common Stock held by it, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)     Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Reporting Persons have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1     Joint Filing Agreement, dated December 6, 2005, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

By: /s/ Jerry Moyes
Name: Jerry Moyes
Title: Co-Trustee

By: /s/ Vickie Moyes
Name: Vickie Moyes
Title: Co-Trustee

Dated: December 6, 2005

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Swift Transportation Co. Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of December, 2005.

JERRY MOYES

/s/ Jerry Moyes

VICKIE MOYES

/s/ Vickie Moyes

THE JERRY AND VICKIE MOYES FAMILY TRUST DATED 2/11/87

/s/ Jerry Moyes
Name: Jerry Moyes
Title: Co-Trustee

/s/ Vickie Moyes
Name: Vickie Moyes
Title: Co-Trustee